January 29, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.

20549-7561

Dear Sirs/Madams:

We were previously the independent registered public accounting firm for Alianza Minerals Ltd. (formerly Tarsis Resources Ltd.) (the "Company") and reported on the consolidated financial statements of the Company for the years ended September 30, 2014 and 2013. We have read the Company's statements under Item 16F of the Annual Report on Form 20-F dated January 29, 2016, and we agree with the statements made therein concerning the change in accountants. However, we are not in a position to agree or disagree with the Company's statement that newly engaged accountants were not consulted regarding any of the matters or events set forth in the second paragraph of Item 16F.

Sincerely,

DAVIDSON & COMPANY LLP